CONSOLIDATED RESULTS, 2002	Stockholm, February 12, 2003 Page 1 (21)

				Fourth	Fourth
Amounts in SEKm, unless				quarter	quarter
otherwise stated	2002	2001	Change	2002	2001	Change

Net sales	133,150	135,803	-2.0%	30,586	31,881	-4.1%
Operating income	7,731	6,281	23%	-563	-49	N/A
Operating income, excl. items affecting comparability1)	8,165	6,422	27%	1,781	1,449	23%
Margin, %	6.1	4.7		5.8	4.5
Income after financial items	7,545	5,215	45%	-559	-238	N/A
Net income per share, SEK	15.60	11.35	37%	-2.80	-0.85	N/A
Net income per share, excl. items affecting comparability, SEK1)	16.90	11.10	52%	3.80	2.80	34%
Return on equity, %	17.2	13.2
Return on net assets, %	22.1	15.0
Value creation	3,461	262	3,199	741	33	708

1)Items affecting comparability amounted to SEK -434m (-141) for the full year and SEK -2,344m (-1,498) in the fourth quarter.

•	Major part of improvement in operating income refers to Consumer Durables in North America

•	Consumer Durables in Europe continues to show higher income and margin

•	Marked decline in income for Consumer Durables in Rest of the world

•	Strong improvement in operating cash flow and net debt/equity ratio

•	Board proposes an increase of dividend to SEK 6.00 (4.50)

•	Board proposes new share repurchase program and cancellation of previously repurchased shares

Contents
- Net sales and income	2
- Cash flow	3
- Financial position	4
- Operations by business area	5
- Restructuring programs	7
- Outlook for 2003	12
- Financial statements	14

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NET SALES AND INCOME

Net sales for the Electrolux Group in 2002 declined to SEK 133,150m, as against SEK 135,803m in the previous year. This corresponds to a decline of 2.0%, of which -3.4% refers to changes in Group structure, -4.1% to changes in exchange rates, and +5.5% to volume/price/mix.

The Group’s operating income for 2002 increased by 23% to SEK 7,731m (6,281), which corresponds to 5.8% (4.6) of net sales. Income after financial items increased by 45% to SEK 7,545m (5,215), representing 5.7% (3.8) of net sales. Net income increased by 32% to SEK 5,095m (3,870), corresponding to SEK 15.60 (11.35) per share.

Items affecting comparability

The above-mentioned income figures before tax for 2002 include items affecting comparability amounting to SEK -434m (-141). See table below.

Items affecting comparability, SEKm	2002	2001

Capital gains from divestments
Leisure-appliance operation	1,800	3,120
European home-comfort operation	85
Zanussi Metallurgica, Mexican compressor plant and the European motor operation	25
Restructuring measures
Major appliances, mainly outside Europe, and compressors	-1,338
Write-down of assets within compressors and other under-performing operations	-1,006
Components operation and major appliances in Europe		-3,261

Total	-434	-141

Income excluding items affecting comparability

Excluding items affecting comparability, operating income increased by 27% to SEK 8,165m (6,422), representing 6.1% (4.7) of net sales. Income after financial items rose by 49% to SEK 7,979m (5,356), corresponding to 6.0% (3.9) of net sales. Net income increased by 46% to SEK 5,521m (3,774), and net income per share increased by 52% to SEK 16.90 (11.10).

Financial net

Net financial items amounted to SEK -186m (-1,066). The improvement is mainly due to lower interest rates and a considerable reduction in net borrowings.

Effects of changes in exchange rates

In terms of transaction and translation effects, changes in exchange rates during the period had a negative impact on operating income of approximately SEK -216m (641), and on income after financial items of approximately SEK -100m (566). Of the latter amount, approximately SEK -137m (479) referred to translation of income statements in subsidiaries, mainly due to the strengthening of the Swedish krona against the US dollar.

Effects of new accounting standards

A new Swedish accounting standard, RR 15 Intangible assets, came into effect as of January 1, 2002. According to this standard, costs for development of products and software should be capitalized if certain criteria are met.

Development costs of SEK 188m referring to projects initiated during 2002 have been capitalized, net of depreciation. Capitalization of costs has been made only for projects with a high level of certainty regarding future economic benefits and useful life. Income for the previous year has not been adjusted.

Five other Swedish accounting standards issued by The Swedish Financial Standards Council and effective as of January 1, 2002 have not had any material effect on the Group’s accounts.

Taxes

Total taxes for 2002 amounted to SEK 2,459m (1,477), corresponding to 32.6% (28.3) of income after financial items. Excluding items affecting comparability, the actual tax rate was 30.9% (32.0).

Fourth quarter

Sales in the fourth quarter of 2002 declined to SEK 30,586m (31,881). Of the 4.1% decline in sales, changes in exchange rates accounted for -10.4%, changes in the Group’s structure for -1.7%, and volume/price/mix for +8.0%.

Including the above-mentioned items affecting comparability amounting to SEK -2,344m (-1,498), operating income in the fourth quarter decreased to SEK -563m (-49), representing -1.8% (-0.2) of sales. Income after financial items declined to SEK -559m (-238), which corresponds to -1.8% (-0.7) of sales. Net income was SEK -956m (-286), corresponding to SEK -2.80 (-0.85) per share.

Income excluding items affecting comparability

Excluding items affecting comparability, operating income in the fourth quarter increased by 23% to SEK 1,781m (1,449), representing 5.8% (4.5) of net sales, and income after financial items increased by 42% to SEK 1,785m (1,260), corresponding to 5.7% (4.0) of net sales. Net income increased by 29% to SEK 1,221m (950), which is equivalent to SEK 3.80 (2.80) per share.

CASH FLOW

Operating cash flow generated by business operations increased to SEK 7,665m (5,834), after adjustment for changes in exchange rates. The increase is mainly due to a higher level of income and a decrease in working capital. The decline in working capital refers largely to increased operating liabilities. Cash flow was negatively impacted by the final payment of USD 94 million (approximately SEK 913m) related to the PBGC pension litigation.

Capital expenditures in tangible fixed assets in 2002 amounted to SEK 3,335m (4,195), corresponding to 2.5% (3.1) of net sales. The decline refers mainly to North America, where several large projects, including a new generation of refrigerators and a new line of cookers, were completed in 2001.

SEKm	2002	2001

Cash flow from operations, excluding change in operating assets and liabilities	9,100	5,848
Change in operating assets and liabilities	1,805	3,634
Capital expenditure	-3,335	-4,195
Other	87	547

Operating cash flow	7,665	5,834

FINANCIAL POSITION

Equity

Group equity at year-end amounted to SEK 27,629m (28,864), corresponding to SEK 87 (88) per share. Due to a deficit in the Group’s US pension funds caused by the decline in the stock markets, the Group recorded a minimum pension liability of SEK 1,335m against shareholders equity.

Change in equity, SEKm	2002	2001

Opening balance	28,864	26,324
Dividend payment	-1,483	-1,365
Repurchase of shares	-1,703	-1,752
Minimum liability US pensions	-1,335	—
Translation differences	-1,809	1,787
Net income	5,095	3,870

Closing balance	27,629	28,864

Net debt

Net borrowings at year-end declined to SEK 1,398m (10,809), mainly due to strong operating cash flow, lower working capital and proceeds from divestments. Changes in exchange rates also had a positive impact.

Liquid funds at year-end amounted to SEK 14,300m (12,374), corresponding to 11.8% (9.8) of annualized net sales. Interest-bearing liabilities declined to SEK 15,698m (23,183).

The net debt/equity ratio, i.e. interest-bearing liabilities excluding liquid funds in relation to adjusted equity, improved to 0.05 (0.37). The equity/assets ratio improved to 39.7% (36.0).

Net debt, SEKm	2002	2001

Interest-bearing liabilities	15,698	23,183
Liquid funds	-14,300	-12,374

Net borrowings	1,398	10,809
Net debt/equity	0.05	0.37
Equity/assets ratio	39.7%	36.0%

Net assets

     Net assets as of year-end declined to SEK 27,916m (37,162). Average net assets for the year, excluding items affecting comparability, amounted to SEK 36,182m (44,002), corresponding to

27.2% (32.4) of annualized net sales. The decline in net assets is mainly explained by changes in exchange rates, write-down of assets, restructuring activities and divestments.

Inventories and accounts receivables

Inventories declined to SEK 15,948m (17,359), and accounts receivable to SEK 22,484m (24,189), corresponding to 13.2% (13.7) and 18.6% (19.1) of annualized net sales, respectively.

Return on equity and net assets

The return on equity was 17.2% (13.2), and the return on net assets was 22.1% (15.0). Excluding items affecting comparability, the return on equity was 18.6% (12.9) and the return on net assets was 22.6% (14.6).

Deficit in pension plans

The decline in the stock markets has reduced the value of the Group’s pension assets. Operating income in 2002 has been negatively impacted by a provision of SEK 13m relating to a deficit in Swedish pension plans.

As of December 31, 2002, the Group’s pension funds in the US, which were previously over-funded, were underfunded by approximately USD 136m (approximately SEK 1,195m).

In case of underfunding, US accounting rules require companies to record a minimum liability in the accounts. In accordance with these rules, the Group has booked an additional pre-tax pension liability of SEK 2,154m, which after deduction of deferred taxes has resulted in a non-cash charge to equity of SEK 1,335m. The adjustment will be reversed provided that the under-funding situation is concluded. The Group will also likely incur increased pension expenses in the US during 2003.

OPERATIONS BY BUSINESS AREA

There was a positive trend in demand during the year in most of the Group’s product areas in North America, Eastern Europe and Australia. Market conditions weakened in Western Europe, however. The markets for appliances in Brazil, India and China showed low growth during the first quarters, but improved in the latter part of the year.

Consumer Durables

Industry shipments of core appliances in Europe increased in volume by almost 1% in 2002. The market in Western Europe declined by almost 2%, while Eastern Europe showed an upturn of approximately 9%. Shipments in the fourth quarter declined by 1%, with almost unchanged shipments in Western Europe and a decline of approximately 3% in Eastern Europe. Excluding Turkey, Eastern Europe grew by approximately 9% in the quarter. Group sales of appliances in Europe increased from the previous year, particularly in Eastern Europe and with respect to key accounts for the full year. Operating income showed a substantial improvement with a higher margin for the full year. The improvement refers mainly to higher volumes, lower costs for materials and improved internal efficiency, as well as effects of implemented restructuring measures.

In the US, industry shipments of core appliances increased by approximately 7%. Industry shipments of major appliances, i.e. including room air-conditioners and microwave ovens, rose by approximately 5%. In the fourth quarter, shipments rose by approximately 6% for core appliances and by 3% for major appliances. Group sales of appliances in North America were substantially higher than in 2001, particularly in the refrigerator and cooker product areas. Operating income and margin showed a marked upturn, but from a low level in the previous year. Income for the North American operation in 2001 was negatively impacted by non-recurring costs of approximately SEK 1,050m relating to problems in connection with the phase-in of a new generation of refrigerators. Sales of room air-conditioners in the US were lower than in the previous year, and operating income for the home comfort product area declined and was negative.

Overall, the market for appliances in Brazil showed an upturn, but declined in the refrigerator and freezer product areas. Group sales increased in local currency, but declined in Swedish krona. Operating income for the Brazilian operation decreased and was negative, mainly due to higher cost for materials and lower exports to Argentina. Income for the fourth quarter showed a substantial improvement and was positive, however. In China, Group sales of appliances showed good growth compared with 2001. Operating income for the Chinese operation showed a marked decline and was negative, however, as a result of downward pressure on prices, higher marketing costs and a less favorable product mix. In India, Group sales of appliances increased somewhat in local currency, but were lower in Swedish krona. Operating income declined and was negative. The market for appliances in Australia increased in volume compared with the previous year. The Group had a positive trend in both sales and operating income, with an improved margin. Overall, operating income for the appliance operation outside Europe and North America showed a marked downturn, particularly in the fourth quarter, and was negative for the full year.

The market for floor-care products declined slightly in the US for the full year, while the European market showed a continued positive trend. Sales for the floor-care product line were lower than in the previous year. Operating income declined with an unchanged margin, mainly as a result of an unfavorable product mix and a downward pressure on prices, particularly in the US during the second half of the year.

Demand for consumer outdoor products was largely unchanged in both Europe and the US compared with 2001. The European operation reported strong growth in sales. Operating income showed a marked upturn, although from a low level in 2001. Sales in North America increased in local currency, but were largely unchanged in Swedish krona. Operating income and margin for the North American operation improved from the previous year.

Overall, sales for the Consumer Durables business area were higher than in the previous year, and operating income and margin improved.

Professional Indoor Products

     Demand for food-service equipment in Europe was lower than in 2001. Group sales declined, mainly due to divestments. Operating income and margin improved as a result of implemented structural changes and increased efforts in product development which resulted in a more favorable product mix.

Group sales of laundry equipment decreased due to weaker demand in several European markets, as well as in Japan. Operating income and margin improved as a result of higher productivity and the launch of new products in North America.

Demand for compressors in Europe was higher than in the previous year. Group sales increased for comparable units. Operating income showed a marked improvement, but from a low level, and was slightly positive for the year as a whole. The improvement is a result of implemented restructuring measures and the introduction of a new compressor.

Total sales for Professional Indoor Products decreased, mainly as a result of divestments and implemented restructuring. Operating income and margin increased for comparable units.

Professional Outdoor Products

Demand for professional chainsaws declined, particularly in North America and Western Europe. Group sales of chainsaws increased in volume, mainly referring to new distribution channels in North America.

Sales of professional lawn and garden products showed good growth, also as a result of new distribution channels. Sales of diamond tools for comparable units declined, however, due to lower demand in the construction market. The integration of the newly acquired Diamant Boart operation proceeded according to plan.

Overall, sales for Professional Outdoor Products were higher than in the previous year, mainly as a result of the acquisition of Diamant Boart. Operating income and margin improved, also excluding the acquired operation.

RESTRUCTURING PROGRAMS

Restructuring program in 2002

During the fourth quarter of 2002, a charge of SEK 1,338 was made against operating income for restructuring measures. These measures are aimed at improving productivity and in order to adjust the cost structure within major appliances, mainly in North America, India and China, as well as within compressors.

Slightly more than half of this amount relates to cash items, mainly personnel cutbacks involving 5,091 employees. Savings are estimated at SEK 253m in 2003, an additional SEK 119m in 2004 and a total of SEK 415m annually from year-end 2005.

In addition to the restructuring activities, and following impairment tests, write-downs of assets were made at year-end in the amount of SEK 1,006m. These relate to compressors, as well as assets in other under-performing operations.

						Total estimated
				Personnel	Estimated	annual savings
		Of which	Of which	cutbacks,	savings	by year-end
Restructuring program in 2002, SEKm	Total cost	cash-effect	write-downs	number	2003	2005

Major appliances, Rest of the world	613	270	343	2,665	64	157
Major appliances, North America	396	250	146	1,350	101	101
Major appliances, Europe	177	142	35	343	43	97
Total major appliances	1,186	662	524	4,358	208	355
Compressors	152	109	43	733	45	60

Total	1,338	771	567	5,091	253	415

Previous restructuring programs

The restructuring measures announced in 2001 are proceeding according to plan. Changes refer mainly to operations in components and major appliances, and include plant shutdowns, as well as rationalization of sales organizations and administration. Approximately SEK 1,700m, or 50% of the restructuring program referred to write-downs of assets, which were made in the 2001 accounts.

Of the total charge against operating income of SEK 3,261m in 2001, approximately SEK 2,595m had been utilized as of year-end 2002. Savings in 2002 amounted to approximately SEK 897m. Changes implemented to date have involved personnel cutbacks of approximately 3,600. Savings in 2003 are estimated at SEK 1,373m.

				Estimated
		Utilized as of	Savings	savings in
Restructuring program in 2001, SEKm	Total cost	Dec. 31, 2002	in 2002	2003

Major appliances, Europe	997	436	257	568
Floor care, Europe	19	19	4	17
Garden products, Europe	157	124	69	99
Major appliances, North America	114	109	116	147
Major appliances, Rest of the world	40	31	43	45

Total Consumer Durables	1,327	719	489	876
Food-service equipment	168	167	84	89
Components	1,710	1,668	291	365
Other	56	41	33	43

Total	3,261	2,595	897	1,373

In 2000, a provision of SEK 883m was made for structural changes and cost adjustments within major appliances and floor-care products. As of December 31, 2002, a total of SEK 679m of this provision had been utilized, generating savings of SEK 639m in 2002.

Value created

Value creation is measured within the Group as operating income, excluding items affecting comparability, less the weighted average cost of capital (WACC) on average net assets during the period exclusive of items affecting comparability. As of 2002, the Group’s WACC has been changed from 14% to 13% before tax.

Total value created in 2002 amounted to SEK 3,461m, compared with SEK 262m in the previous year. The improvement refers mainly to an increase in operating margin to 6.1% (4.7), excluding items affecting comparability, as a result of higher sales volumes in Consumer Durables in the US and Europe, restructuring measures and lower costs for materials.

Value created also improved as a result of a decrease in average net assets to SEK 36,182m (44,002), excluding items affecting comparability, mainly due to divestments and a reduction in fixed assets and working capital.

Changes in exchange rates significantly reduced average net assets, and also had a negative impact on operating income.

Net assets excluding items affecting comparability is adjusted for restructuring and pension provisions. The latter provisions refer to the PBGC pension settlement and the minimum pension liability attributable to the Group’s underfunded pension plans in the US.

				Fourth	Fourth
Value created, by business				quarter	quarter
area, SEKm	2002	2001	Change	2002	2001	Change

Consumer Durables
Europe	2,099	1,172	927	665	553	112
North America	1,170	-297	1,467	32	-389	421
Rest of the world	-1,011	-1,023	12	-193	-170	-23

Total Consumer Durables	2,258	-148	2,406	504	-6	510

Professional Products
Indoor	291	250	41	84	-63	147
Outdoor	1,090	914	176	209	241	-32

Total Professional Products	1,381	1,164	217	293	178	115

Common Group costs, etc.	-178	-754	576	-56	-139	83

Total	3,461	262	3,199	741	33	708

Major changes in the Group

Acquisition

As of July 1, 2002, the Group acquired Diamant Boart International, a world-leading manufacturer and distributor of diamond tools and related equipment for the construction and stone industry. The purchase price was SEK 1,700m on a debt-free basis. In 2001, the operation had sales of approximately SEK 2,500m and approximately 2,000 employees.

The operation is part of Professional Outdoor Products. In 2001, this business area had sales of approximately SEK 1,300m in power cutters and diamond tools. The acquired operation is included in the accounts for 2002 with sales of SEK 1,184m.

Divestments

During the year, the Group divested operations with total sales of approximately SEK 3,880m in 2001 and approximately 4,500 employees. The majority of these divested operations were part of the Group’s component operation (see table below). The divestments generated capital gains of SEK 1,910m, which are included in the accounts for 2002.

			External net sales
	Business area	Date in 2002	in 2001, SEKm	No. of employees

Acquisition Diamant Boart International	Professional Outdoor Products	Jul. 1	2,500	2,000
Divestments
Remaining parts of the Leisure appliance product line	Professional Indoor Products	Jan. 1	1,300	1,400
European home comfort operation	Consumer Durables	Jan. 1	850	280
Mexican compressor plant, part of the Components product line	Professional Indoor Products	Apr. 1	180	240
European motor operation, part of the Components product line	Professional Indoor Products	Apr. 30	950	1,950
Zanussi Metallurgica, part of the Components product line	Professional Indoor Products	Jul. 1	600	640

Total divestments			3,880	4,510

Asbestos litigation in the US

Litigation and claims related to asbestos are pending against the Group in the US. Almost all of the cases refer to externally supplied components used in industrial products manufactured by discontinued operations prior to the early 1970s. Almost all of the cases involve multiple plaintiffs who have made identical allegations against many other defendants who are not part of the Electrolux Group.

As of December 31, 2002 the Group had a total of 218 (95) lawsuits pending, representing approximately 14,000 (approximately 3,500) plaintiffs. During 2002, 167 new cases were filed and 44 pending cases were resolved. Approximately 13,400 of the plaintiffs refer to cases pending in the state of Mississippi.

The Group is in the process of determining the extent of insurance coverage relating to currently pending claims, and has made a provision for the pending cases in the amount of less than USD 9 million.

The outcome of asbestos claims is inherently uncertain and always difficult to predict.

Parent Company

Net sales for the Parent Company in 2002 amounted to SEK 6,692m (7,311), of which SEK 3,807m (4,233) referred to sales to Group companies and SEK 2,885m (3,078) to sales to external customers. Net income for the year amounted to SEK 3,550m (4,392).

Capital expenditure in 2002 amounted to SEK 126m (188). Liquid funds at year-end was SEK 8,090m (4,281).

Undistributed earnings in the parent company at year-end amounted to SEK 12,079m.

Proposed dividend

The Board of Directors proposes an increase of the dividend for 2002 to SEK 6.00 (4.50) per share, for a total dividend payment of SEK 1,896m (1,483). The proposed dividend corresponds to 34% (41) of net income per share for the year, excluding items affecting comparability. The Group’s goal is to ensure that the dividend corresponds to 30–50% of net income for the year.

Option program in 2002

Electrolux introduced a new employee stock option program in 2002. Under the 2002 stock option program, 2,865,000 options were allotted to less than 200 senior managers, in lots of 15,000 options. The President was granted 4 lots, members of Group Management 2 lots and all other senior managers 1 lot. The options were allotted free of charge to participants, with a maturity period of seven years. The strike price is SEK 191, which was 10% above the average closing price of the Electrolux B-shares on the Stockholm Exchange during a limited period prior to allotment.

Option program in 2003

The Board will present a proposal at the Annual General Meeting to introduce a new employee stock option program in 2003. It is proposed that a maximum of 3,000,000 options will be allotted for less than 200 senior managers and that the 2003 program will be based on the same parameters as the 2001 and 2002 programs, including the number of options per lot.

The Board has decided to propose to the Annual General Meeting that the company’s obligations under the proposed program, including estimated employer contribution, will be secured by repurchased shares.

Assuming that all stock options allotted under the 2003 program are exercised, the sale of previously repurchased shares under this program would result in a dilution of 1.1%. This figure includes the sale of shares for hedging of employer contribution in connection with the exercise of the options. The after-tax financing cost for these shares for hedging purposes is estimated at SEK 16m for 2003.

Cancellation and repurchase of own shares

The Annual General Meeting in April 2002 decided on cancellation of previously repurchased own shares, excluding shares required to meet the obligations under the employee stock option programs, and authorized a new share-repurchase program.

The cancellation process was completed in May 2002 and involved 27,457,000 B-shares reducing the share capital by SEK 137.3m. The company’s share capital, thereafter, consists of 10,000,000 A-shares and 328,712,580 B-shares, totaling 338,712,580 shares. After cancellation, Electrolux owned 9,148,000 previously repurchased B-shares. The mandate regarding additional share repurchases authorizes the Board of Directors to acquire and transfer own shares during the period until the next Annual General Meeting in 2003. Shares of series A and/or B may be acquired on the condition that, following each repurchase transaction, the company owns a maximum of 10% of the total number of shares.

The purpose of the share repurchase program is to ensure the possibility to adapt the capital structure of the Group and, thereby, contribute to increased shareholder value, or to use the repurchased shares in conjunction with the financing of potential acquisitions and the Group’s option programs.

Repurchases in 2002 and 2003

During 2002, Electrolux repurchased 11,246,052 own B-shares for a total of SEK 1,703m, corresponding to an average price of SEK 151 per share. As of December 31, 2002, the company owned a total of 20,394,052 B-shares, equivalent to 6.0% of the total number of outstanding shares.

In January 2003, Electrolux repurchased 2,302,200 B-shares for a total of SEK 313m, corresponding to an average price of SEK 136. As of January 10, 2003, the Group owned a total of 22,696,252 B-shares, equivalent to 6.7% of the total number of outstanding shares.

	Total number of		No. of shares held
Cancellation and repurchase of shares	outstanding A- and	No. of shares held	by other
in 2002	B-shares	by Electrolux	shareholders

Number of shares as of January 1, 2002	366,169,580	36,605,000	329,564,580
Cancellation of shares and reduction of share capital, as of May 14, 2002	-27,457,000	-27,457,000	—

Number of shares after cancellation of shares and reduction of share capital	338,712,580	9,148,000	329,564,580
Repurchase of shares in 2002	—	11,246,052	—

Number of shares as of December 31, 2002	338,712,580	20,394,052	318,318,528

Proposal for new repurchase program

In order to allow for further repurchase of shares, the Board has decided to propose to the Annual General Meeting in April 2003 that the number of B-shares which are not required for the hedging of the stock option programs, be eliminated through a process of cancellation.

The Board has also decided to propose that the Annual General Meeting in April 2003 approve a new program for the repurchase up to a maximum of 10% of the total number of shares. This authorization would cover the period until to the Annual General Meeting in 2004. The details of the proposal will be communicated after they are determined by the Board.

OUTLOOK FOR 2003

There is uncertainty regarding market conditions in 2003. At present, the Group expects demand to be generally flat during the year in both Europe and the US.

In light of the above expectations for flat demand, and on the basis of internal restructuring and cost adjustments, the Group should achieve some improvement in operating income and value created for the full year 2003.

Stockholm, February 12, 2003

Hans Stråberg
President and CEO

Slide presentation

A slide presentation of the Group’s results for 2002 is available on the Electrolux website at the following address: www.electrolux.com/webcast

Factors affecting forward-looking statements

This report contains “forward-looking” statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Such statements include, among others, the financial goals and targets of Electrolux for future periods and future business and financial plans. These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially due to a variety of factors. These factors include, but may not be limited to the following; consumer demand and market conditions in the geographical areas and industries in which Electrolux operates, effects of currency fluctuations, competitive pressures to reduce prices, significant loss of business from major retailers, the success in developing new products and marketing initiatives, developments in product liability litigation, progress in achieving operational and capital efficiency goals, the success in identifying growth opportunities and acquisition candidates and the integration of these opportunities with existing businesses, progress in achieving structural and supply-chain reorganization goals.

			Fourth	Fourth
			quarter	quarter
Consolidated income statement, SEKm	2002	2001	2002	2001

Net sales	133,150	135,803	30,586	31,881
Cost of goods sold	-101,705	-105,654	-23,019	-24,702
Selling expenses	-17,738	-17,806	-4,400	-4,403
Administrative expenses	-5,405	-5,790	-1,344	-1,411
Other operating income/expenses	-137	-131	-42	84
Items affecting comparability	-434	-141	-2,344	-1,498

Operating income1)	7,731	6,281	-563	-49
Margin, %	5.8	4.6	-1.8	-0.2

Financial items, net	-186	-1,066	4	-189

Income after financial items	7,545	5,215	-559	-238
Margin, %	5.7	3.8	-1.8	-0.7
Taxes	-2,459	-1,477	-388	-121
Minority interests in net income	9	132	-9	73

Net income	5,095	3,870	-956	-286

1) Including depreciation and amortization in the amount of:	-3,862	-4,277	-1,003	-1,137
Net income per share, SEK	15.60	11.35	-2.80	-0.85

Number of shares after buy-backs, million	318.3	329.6	318.3	329.6
Average number of shares after buy-backs, million	327.1	340.1	322.0	336.9

	December 31	December 31
Consolidated balance sheet, SEKm	2002	2001

Assets
Fixed assets	27,698	32,351
Inventories, etc.	15,614	17,001
Accounts receivable	22,484	24,189
Other receivables	5,328	8,532
Liquid funds	14,300	12,374

Total assets	85,424	94,447

Equity and liabilities
Shareholders’ equity	27,629	28,864
Minority interests	592	699
Interest-bearing liabilities and provisions	15,698	23,183
Non-interest-bearing liabilities and provisions	41,505	41,701

Total equity and liabilities	85,424	94,447

Contingent liabilities	949	1,220

Change in equity, SEKm	2002	2001

Opening balance	28,864	26,324
Dividend payment	-1,483	-1,365
Repurchase of shares	-1,703	-1,752
Minimum liability US pensions	-1,335	—
Translation differences	-1,809	1,787
Net income	5,095	3,870

Closing balance	27,629	28,864

Consolidated cash flow statement, SEKm	2002	2001

Operations
Income after financial items	7,545	5,215
Depreciation according to plan charged against above income	3,854	4,277
Provisions and capital gains/losses	-1,272	-2,148
Taxes paid	-1,027	-1,496
Change in operating assets and liabilities
Change in inventories	-706	1,164
Change in accounts receivable	28	-50
Change in other current assets	832	146
Change in current liabilities and provisions	1,651	2,374

Cash flow from operations	10,905	9,482
Investments
Acquisition and divestment of operations	2,229	4,861
Capital expenditure in tangible fixed assets	-3,335	-4,195
Capitalization of product development and software	-195	—
Other	290	547

Cash flow from investments	-1,011	1,213

Dividend	-1,483	-1,365
Repurchase of shares	-1,703	-1,752

Cash flow after dividends	6,708	7,578
Change in interest-bearing liabilities	-4,157	-4,059
Total cash flow	2,551	3,519
Liquid funds at beginning of year	12,374	8,422
Exchange-rate differences referring to liquid funds	-625	433
Liquid funds at year-end	14,300	12,374

Change in net borrowings
Total cash flow excluding change in loans	6,708	7,578
Net borrowings at beginning of year	-10,809	-16,976
Exchange-rate differences referring to net borrowings	2,703	-1,411
Net borrowings at year-end	-1,398	-10,809

			Fourth	Fourth
			quarter	quarter
Net sales by business area, SEKm	2002	2001	2002	2001

Consumer Durables
Europe	48,250	47,200	12,508	12,816
North America	48,450	46,814	9,200	9,248
Rest of the world	14,820	14,976	3,794	4,005

Total Consumer Durables	111,520	108,990	25,502	26,069
Professional Products
Indoor	10,887	17,073	2,634	3,623
Outdoor	10,597	9,452	2,423	2,127

Total Professional Products	21,484	26,525	5,057	5,750
Other	146	288	27	62

Total	133,150	135,803	30,586	31,881

			Fourth	Fourth
			quarter	quarter
Operating income by business area, SEKm	2002	2001	2002	2001

Consumer Durables
Europe	3,265	2,528	942	918
Margin, %	6.8	5.4	7.5	7.2
North America	3,271	1,814	480	134
Margin, %	6.8	3.9	5.2	1.4
Rest of the world	51	287	16	91
Margin, %	0.3	1.9	0.4	2.3

Total Consumer Durables	6,587	4,629	1,438	1,143
Margin, %	5.9	4.2	5.6	4.4
Professional Products
Indoor	753	1,070	159	107
Margin, %	6.9	6.3	6.0	3.0
Outdoor	1,508	1,313	331	331
Margin, %	14.2	13.9	13.7	15.6

Total Professional Products	2,261	2,383	490	438
Margin, %	10.5	9.0	9.7	7.6
Common Group costs, etc.	-683	-590	-147	-132
Items affecting comparability	-434	-141	-2,344	-1,498

Total	7,731	6,281	-563	-49

			Fourth	Fourth
			quarter	quarter
Value created, SEKm	2002	2001	2002	2001

Consumer Durables
Europe	2,099	1,172	664	553
North America	1,170	-297	33	-389
Rest of the world	-1,011	-1,023	-193	-170

Total Consumer Durables	2,258	-148	504	-6
Professional Products
Indoor	291	250	84	-63
Outdoor	1,090	914	209	241

Total Professional Products	1,381	1,164	293	178
Common Group costs, etc.	-178	-754	-56	-139

Total	3,461	262	741	33

			Fourth	Fourth
			quarter	quarter
Key ratios	2002	2001	2002	2001

Net income per share, SEK1)	15.60	11.35	-2.80	-0.85
Return on equity, %2)	17.2	13.2
Return on net assets, %3)	22.1	15.0
Net debt/equity ratio4)	0.05	0.37
Capital expenditure, SEKm	3,335	4,195	1,136	1,226
Average number of employees	81,971	87,139	79,536	87,100

1)	Based on an average of 327.1 (340.1) million shares after buy-back.

2)	Net income, expressed as a percentage of average equity.

3)	Operating income, expressed as a percentage of average net assets.

4)	Net borrowings, i.e., interest-bearing liabilities less liquid funds, in relation to adjusted equity. Adjusted equity is defined as equity including minority interests.

Exchange rates in SEK	2002	2001

USD, average	9.72	10.35
USD, year-end	8.78	10.59
EUR, average	9.15	9.25
EUR, year-end	9.16	9.35
GBP, average	14.58	14.93
GBP, year-end	14.09	15.34

Quarterly data
Net sales and income

		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year

Net sales, SEKm	2002	33,580	37,224	31,760	30,586	133,150
	2001	33,670	37,459	32,793	31,881	135,803

Operating income, SEKm	2002	3,791	2,722	1,781	-563	7,731
	Margin,%	11.3	7.3	5.6	-1.8	5.8
	20021)	1,906	2,722	1,756	1,781	8,165
	Margin, %	5.7	7.3	5.5	5.8	6.1
	2001	1,852	2,036	2,442	-49	6,281
	Margin,%	5.5	5.4	7.4	-0.2	4.6
	20012)	1,852	2,036	1,085	1,449	6,422
	Margin, %	5.5	5.4	3.3	4.5	4.7

Income after financial items, SEKm	2002	3,682	2,694	1,728	-559	7,545
	Margin,%	11.0	7.2	5.4	-1.8	5.7
	20021)	1,797	2,694	1,703	1,785	7,979
	Margin, %	5.4	7.2	5.4	5.8	6.0
	2001	1,499	1,752	2,202	-238	5,215
	Margin,%	4.5	4.7	6.7	-0.7	3.8
	20012)	1,499	1,752	845	1,260	5,356
	Margin, %	4.5	4.7	2.6	4.0	3.9

Net income, SEKm	2002	2,962	1,850	1,239	-956	5,095
	20021)	1,228	1,850	1,222	1,221	5,521
	2001	1,066	1,162	1,928	-286	3,870
	20012)	1,066	1,162	596	950	3,774

Net income per share, SEK	2002	9.00	5.60	3.80	-2.80	15.60
	20021)	3.75	5.60	3.75	3.80	16.90
	2001	3.10	3.45	5.65	-0.85	11.35
	20012)	3.10	3.45	1.75	2.80	11.10

Value creation, SEKm	2002	609	1,475	636	741	3,461
	2001	290	392	-453	33	262

1)	Excluding items affecting comparability, which in 2002 amounted to SEK -434m.

2)	Excluding items affecting comparability, which in 2001 amounted to SEK -141m.

Net sales by business area, SEKm

Consumer Durables		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year
Europe	2002	11,241	11,896	12,605	12,508	48,250
	2001	10,901	11,246	12,237	12,816	47,200

North America	2002	13,284	15,090	10,876	9,200	48,450
	2001	12,308	14,104	11,154	9,248	46,814

Rest of the world	2002	3,437	4,257	3,332	3,794	14,820
	2001	3,233	4,229	3,509	4,005	14,976

Total Consumer Durables	2002	27,962	31,243	26,813	25,502	111,520
	2001	26,442	29,579	26,900	26,069	108,990

Professional Indoor Products	2002	3,029	3,032	2,192	2,634	10,887
	2001	4,584	5,037	3,829	3,623	17,073

Professional Outdoor Products	2002	2,547	2,907	2,720	2,423	10,597
	2001	2,525	2,692	2,108	2,127	9,452

	2002	5,576	5,939	4,912	5,057	21,484
Total Professional Products	2001	7,109	7,729	5,937	5,750	26,525

Operating income by business area, SEKm

Consumer Durables		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year

Europe	2002	676	819	828	942	3,265
	Margin,%	6.0	6.9	6.6	7.5	6.8
	2001	447	578	585	918	2,528
	Margin,%	4.1	5.1	4.8	7.2	5.4

North America	2002	876	1,338	577	480	3,271
	Margin,%	6.6	8.9	5.3	5.2	6.8
	2001	807	685	188	134	1,814
	Margin,%	6.6	4.9	1.7	1.4	3.9

Rest of the world	2002	-22	98	-41	16	51
	Margin,%	-0.6	2.3	-1.2	0.4	0.3
	2001	45	130	21	91	287
	Margin,%	1.4	3.1	0.6	2.3	1.9

Professional Indoor Products	2002	183	214	197	159	753
	Margin,%	6.0	7.1	9.0	6.0	6.9
	2001	328	459	176	107	1,070
	Margin,%	7.2	9.1	4.6	3.0	6.3

Professional Outdoor Products	2002	386	435	356	331	1,508
	Margin,%	15.2	15.0	13.1	13.7	14.2
	2001	331	371	280	331	1,313
	Margin,%	13.1	13.8	13.3	15.6	13.9

Common Group costs, etc.	2002	-193	-182	-161	-147	-683
	2001	-106	-187	-165	-132	-590

Items affecting comparability	2002	1,885	—	25	-2,344	-434
	2001	—	—	1,357	-1,498	-141

Net sales, by product line,		Share		Share		Share
Consumer Durables, SEKm	2002	%	2001	%	2000	%

White goods 1)	85,929	77.1	82,732	75.9	72,861	74.0
Floor-care products	9,160	8.2	9,562	8.8	8,633	8.8
Garden equipment	16,351	14.7	16,612	15.2	16,789	17.0
Other	80	0.1	84	0.1	205	0.2

Total	111,520	100.0	108,990	100.0	98,488	100.0

1)	Including room air-conditioners.

Net sales, by product line,		Share		Share		Share
Professional Products, SEKm	2002	%	2001	%	2000	%

Food-service equipment	4,847	44.5	5,324	31.2	4,942	28.1
Laundry equipment	2,329	21.4	2,407	14.1	2,183	12.4
Leisure appliances	—	—	4,184	24.5	5,296	30.2
Components	3,680	33.8	5,075	29.7	5,085	29.0
Divested operations	31	0.3	83	0.5	55	0.3

Total Indoor Products	10,887	100.0	17,073	100.0	17,561	100.0

Total Outdoor Products	10,597	100.0	9,452	100.0	8,039	100.0

Total Professional Products	21,484	100.0	26,525	100.0	25,600	100.0

Five-year review

Amounts in SEKm, unless otherwise stated	2002	2001	2000	1999	1998

Net sales	133,150	135,803	124,493	119,550	117,524
Operating income	7,731	6,281	7,602	7,204	7,028
Margin, %	5.8	4.6	6.1	6.0	6.0
Margin, excluding items affecting comparability, %	6.1	4.7	6.5	6.2	5.2

Income after financial items	7,545	5,215	6,530	6,142	5,850
Margin, %	5.7	3.8	5.2	5.1	5.0
Margin, excluding items affecting comparability, %	6.0	3.9	5.6	5.3	4.2

Net income	5,095	3,870	4,457	4,175	3,975
Net income per share, SEK	15.60	11.35	12.40	11.40	10.85
Average number of shares, million	327.1	340.1	359.1	366.2	366.2
Dividend, adjusted for share issues1)	1)	4.50	4.00	3.50	3.00

Value creation	3,461	262	2,423	1,782	437
Return on equity, %	17.2	13.2	17.0	17.1	18.2
Return on net assets, %	22.1	15.0	19.6	18.3	17.5
Net debt/equity ratio	0.05	0.37	0.63	0.50	0.71
Capital expenditure	3,335	4,195	4,423	4,439	3,756
Average number of employees	81,971	87,139	87,128	92,916	99,322

1)	Proposed by the Board.

Definitions

Capital indicators

Annualized sales	In computation of key ratios where capital is related to net sales, the latter are annualized and converted at year-end exchange rates and adjusted for acquired and divested operations

Net assets	Total assets exclusive of liquid funds, interest-bearing financial receivables, as well as non-interesting-bearing liabilities and provisions.

Adjusted equity	Equity, including minority interests.

Working capital	Net assets less fixed assets.

Net borrowings	Total interest-bearing liabilities less liquid funds.

Net debt/equity ratio	Net borrowings in relation to adjusted equity.

Equity/assets ratio	Adjusted equity as a percentage of total assets less liquid funds.

Other key ratios

Net income per share	Net income divided by the average number of shares after buy-backs.

Operating cash flow	Total cash flow from operations and investments, excluding acquisition and divestment of operations.

Operating margin	Operating income expressed as a percentage of net sales.

Value creation	Operating income excluding items affecting comparability less the weighted average cost of capital (WACC) on average net assets excluding items affecting comparability. [(Net sales — operating costs = operating income) — (WACC x Average net assets)]. The WACC for 2002 was 13% before tax. The WACC for previous periods has been 14% before tax.

Return on equity	Net income expressed as a percentage of average equity.

Return on net assets	Operating income expressed as a percentage of average net assets.

This report has not been audited

Financial reports in 2003
Annual report for 2002	Available on the website, and at the Company as of end of March
Available in printed version as of beginning of April
Quarterly report, 1st quarter and Annual General Meeting	April 22
Quarterly report, 2nd quarter	July 17
Quarterly report, 3rd quarter	October 21

Financial information from Electrolux is available at www.electrolux.com/ir